Exhibit 99.3

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1 – Name and Address of Corporation

Nuvei Corporation (the "Company" or "Nuvei")
1100 René-Lévesque W., suite 900
Montréal, Quebec
H3B 4N4

ITEM 2 – Date of Material Change

June 1, 2022.

ITEM 3 – News Release

A news release was disseminated over Globe Newswire and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov on June 1, 2022.

ITEM 4 – Summary of Material Change

On June 1, 2022, the Company filed articles of arrangement under the Canada Business Corporations Act (“CBCA”), as approved by the Company's shareholders and the Québec Superior Court, effecting amendments (the "Amendments") to its articles of amalgamation (as amended) to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of certain share ownership restrictions and suitability requirements.

ITEM 5 – Full Description of Material Change

5.1 Full Description of Material Change

On June 1, 2022, the Company filed articles of arrangement under the CBCA, as approved by the Company's shareholders and the Québec Superior Court, effecting Amendments to its articles of amalgamation (as amended) to add certain constrained securities ownership provisions to facilitate compliance with applicable laws, including in respect of certain share ownership restrictions and suitability requirements.

For a full description of the Amendments, please see the section "Business of the Meeting – Approval of the Special Resolution in Respect of the Plan of Arrangement to Amend the Company's Articles" in the management information circular of the Company dated April 14, 2022 (the "Circular"), which section of the Circular is incorporated by reference in this material change report. A copy of the Circular is available under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

5.2. Disclosure for Restructuring Transactions

Not applicable.

ITEM 6 – Reliance on subsection 7.1(2) of Regulation 51-102 respecting Continuous Disclosure Obligations

Not applicable.

ITEM 7 – Omitted Information

None.

ITEM 8 – Executive Officer

David Schwartz
Chief Financial Officer
(514) 313-1190

ITEM 9 – Date of Report

June 1, 2022.